UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                     Ridgestone Financial Services, Inc.
          --------------------------------------------------------
                              (NAME OF ISSUER)

                         Common Stock, no par value
          --------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 765904 10 7
          --------------------------------------------------------
                               (CUSIP NUMBER)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
          --------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               April 18, 2005
          --------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).







   ITEM 1.        SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 2 to the Schedule 13D filed on January 28, 2005 and amended on March 22, 2005 (as amended, the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of Ridgestone Financial Services, Inc. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

   ITEM 4.        PURPOSE OF TRANSACTION.

   On April 18, 2005, counsel delivered a letter on behalf of the Reporting Persons (a copy of which is attached hereto as Exhibit 1) to Issuer's counsel notifying the Issuer that while the Reporting Persons remain interested in acquiring control of the Issuer, the offer contained in Mr. Kratz's March 21, 2005 letter shall be withdrawn and void effective as of 5 p.m. central time on Wednesday, April 27, unless Mr. Kratz has received a letter of acceptance from the Issuer by that time. The letter also notes that by April 27, the Issuer's board of directors will have had 37 days to consider the offer, which the Reporting Persons believe is more than a reasonable amount of time for the Issuer's board to evaluate and respond to the proposal contained in Mr. Kratz's March 21, 2005 letter.

   The description of the April 18, 2005 letter contained in this Item 4 is qualified in its entirety by reference to the letter filed herewith as Exhibit 1 and is incorporated herein by reference.

   ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

   1. Letter from Christopher J. Zinski, on behalf of the Reporting Persons, to Peter C. Underwood, as counsel to the Issuer, dated April 18, 2005.

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        SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         /s/ Douglas M. Kratz
                                 --------------------------------------
                                      Douglas M. Kratz
                                      Dated: April 18, 2005





                                         /s/ Perry B. Hansen
                                 --------------------------------------
                                      Perry B. Hansen
                                      Dated: April 18, 2005




          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


























                                 Page 3 of 4







   EXHIBIT INDEX

   Exhibit        Description

   1. Letter from Christopher J. Zinski, on behalf of the Reporting Persons, to Peter C. Underwood, as counsel to the Issuer, dated April 18, 2005.














































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